

October 1, 2010

Mr. Michael C. Ray
Chief Executive Officer
Vera Bradley, Inc.
2208 Production Road
Fort Wayne, Indiana 46808

      RE: **Vera Bradley, Inc.**
            Amendment to Registration Statement on Form S-1
            File No. 333-167934
            Filed September 24, 2010

Dear Mr. Ray:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed September 24, 2010

Certain Relationships and Related Party Transactions, page 76

1.   We note the disclosure on page 78 regarding the September 17, 2010 Stock Purchase and Sale Agreement which automatically terminates upon the completion of the offering and the three shareholder agreements which will terminate. Please file this agreement.

Mr. Michael C. Ray
Vera Bradley, Inc.
October 1, 2010
p. 2

Vera Bradley, Inc. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-28

2.   We note that the audit report does not appear to meet the requirements of PCAOB
        Auditing Standard No. 1. Specifically, the audit was not conducted in accordance with
        the standards of the PCAOB. Please revise to provide a compliant audit report or tell us
        why such a report is not required.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if
you have questions regarding comments on the financial statements and related matters.
Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or
Pam Howell at (202) 551-3357.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel and
                                        Health Care Services